UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), with the Securities and Exchange Commission (the “SEC”) on March 19, 2025.

The Schedule 14D-9 relates to the cash and stock tender offer (the “Offer”) by HR Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Herc Holdings Inc., a Delaware corporation (“Herc”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), in exchange for, on a per-Share basis, (i) $78.75 and (ii) 0.1287 shares of Herc common stock, in each case, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Exchange, dated March 19, 2025. The Offer is disclosed in the Tender Offer Statement on Schedule TO, filed by Herc and Merger Sub with the SEC on March 19, 2025, and is made upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, which is part of a Registration Statement on Form S-4 that Herc filed on March 19, 2025, with the SEC, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 4 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 4 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the subsection entitled “(b) Tender Offer and Merger” on page 4 of the Schedule 14D-9:

On May 8, 2025, Herc announced the extension of the Offer, which was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time, on Tuesday, May 13, 2025, in accordance with the Merger Agreement to one minute after 11:59 p.m., Eastern Time, on Thursday, May 22, 2025, unless further extended in accordance with the Merger Agreement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the subsection entitled “(i)” Extension of the Offer”:

On May 8, 2025, Herc announced the extension of the Offer, which was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time, on Tuesday, May 13, 2025, in accordance with the Merger Agreement to one minute after 11:59 p.m., Eastern Time, on Thursday, May 22, 2025, unless further extended in accordance with the Merger Agreement.

The Depository and Paying Agent for the Offer has advised Herc that as of close of business on Wednesday, May 7, 2025, a total of 11,999,305 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 32.73% of the outstanding Shares, and an additional 53,759 Shares were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 0.15% of the outstanding Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2025

H&E EQUIPMENT SERVICES, INC.

	By:	/s/ Leslie S. Magee
Name: Leslie S. Magee
Title: Chief Financial Officer and Secretary